                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of April 1997



                         APT SATELLITE HOLDINGS LIMITED
                               REGISTRANT'S NAME


      ROOM 3111-3112, 31/F, ONE PACIFIC PLACE, 88 QUEENSWAY, HONG KONG K3
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X    Form 40-F
                                -----            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No   X
                                   -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

                         APT SATELLITE HOLDINGS LIMITED
                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

                               ANNUAL REPORT 1996

                                COMPANY PROFILE

APT Satellite Holdings Limited (together with its subsidiaries known as the "Group"), is a listed company on both the Hong Kong and the New York stock exchanges. Its wholly-owned subsidiary, APT Satellite Company Limited was established since 1992. It primarily provided high quality satellite transponder services for international and Asia-Pacific broadcasting and telecommunication sectors and has achieved remarkable performance.

The Principal Shareholders of the Group are renowned China and South East Asia corporations. They directly and indirectly hold an aggregate of 75% of the issued shares of APT Satellite Holdings Limited. The relations between the Group and its Principal Shareholders enable the Group to establish strong competitive advantages in both international and Asia-Pacific markets including China.

The Group is managed by a team of experts in the satellite-related industry. Many of whom have about 20 to 30 years' experience in the development, launch, telemetry and control, and telecommunication of satellites. The Group currently operates two in-orbit satellites, APSTAR- I and APSTAR-IA, through its own satellite control center located in the Tai Po Industrial Estates, New Territories. The Group's third satellite, APSTAR-IIR, will be launched in mid-1997.

THE SUPERIOR APSTAR SYSTEMS

-------------------------------------------------------------------------------------------------------------
   SATELLITES         MODEL        ORBITAL SLOTS              TRANSPONDERS                FOOTPRINT
                                                         C-BAND          KU-BAND          COVERAGE
-------------------------------------------------------------------------------------------------------------
APSTAR-I              Hughes      138 degree East          24               __         China, Japan, South-
                      HS-376                                                           East Asia
-------------------------------------------------------------------------------------------------------------
APSTAR-IIA            Hughes      134 degree East          24               __         China, Japan, South-
                      HS-376                                                           East Asia & India
-------------------------------------------------------------------------------------------------------------
APSTAR-IIR           SS/Loral      77 degree East          28               16         Europe, Asia, Africa,
                     FS-1300                                                           Australia, about 75%
                                                                                       of World's population
-------------------------------------------------------------------------------------------------------------

FUTURE SATELLITES PLANS

The Group intends to participate in the direct broadcasting satellite service in the region and is also planning to launch a high-powered satellite to satisfy the transponders demand by the year 2000.

Note: The Principal Shareholders of the Group are: (a) China Telecommunications Broadcast Satellite Corporation; (b) China Satellite Launch & Tracking Control General; (c) China Aerospace Corporation; (d) China Tai International Telecommunication Co., Ltd.;
         (e) China Travel Fok Tai (Macau) Ltd., a corporation with 50% equity owned by China Travel Service (Holdings) Hong Kong Ltd.; (f) SingaSat Pte., Ltd., a wholly-owned subsidiary of Singapore Telecommunications Limited; and (g) Kwang Hua Development and Investment Ltd., a Hong Kong corporation jointly owned by the Ruentex Group and China Development Corporation.

                                    CONTENTS

                                                                                                                    Page
                                                                                                                    ----
Corporate Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Financial Highlights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
Chairman's Statement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
Directors' and Senior Management's Profile  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
Report of the Directors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
Report of the Auditors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
Consolidated Profit and Loss Account  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24
Consolidated Balance Sheet  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25
Consolidated Cash Flow Statement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26
Balance Sheet . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28
Supplementary Information on US GAAP Reconciliation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 44
Notice of Annual General Meeting  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 48

                             CORPORATE INFORMATION

DIRECTORS                                             AUTHORISED REPRESENTATIVES

EXECUTIVE DIRECTORS                                   Qin Shen
                                                      Lo Kin Hang, Brian
He Ke Rang (Vice Chairman and President)
Chen Ji Bin (Vice President)                          PRINCIPAL BANKERS
Qin Shen (Vice President)
                                                      Hua Chiao Commercial Bank Limited
NON-EXECUTIVE DIRECTORS                               Sin Hua Bank Limited
                                                      The Hongkong and Shanghai Banking Corporation Limit
Xie Gao Jue (Chairman)                                Swiss Bank Corporation
Li Bao Ming (Vice Chairman)
Ngai Man (Vice Chairman)                              AUDITORS
Wong Hung Khim
Hsu Chih Chang                                        Ernst & Young
Hou Zheng
Chatchaval Jiaravanon                                 LEGAL ADVISORS
Zhu You Jun
Lim Toon                                              Baker & McKenzie
Lee Hsiang Wei                                        Preston Gates & Ellis LLP
Wong Kit Ming                                         Richards Butler
Ho Siaw Hong (Alternate Director to Lim
  Toon and Wong Hung Khim)                            PRINCIPAL, SHARE REGISTRAR AND TRANSFER OFFICE

INDEPENDENT NON-EXECUTIVE DIRECTORS                   The Bank of Bermuda Limited
                                                      Bank of Bermuda Building
Li Kwok Wing, Meocre                                  No. 6 Front Street
Yuen Pak Yiu, Philip                                  Hamilton, HM11
                                                      Bermuda
COMPANY SECRETARY

Lo Kin Hang, Brian

HONG KONG SHARE REGISTRAR AND TRANSFER OFFICE         REGISTERED OFFICE

Tengis Limited                                        Clarendon House
1601 Hutchison House                                  2 Church Street
10 Harcourt Road                                      Hamilton HM11
Hong Kong                                             Bermuda

ADR DEPOSITARY                                        HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

The Bank of New York                                  Rooms 3111-3112, 31st Floor
American Depositary Receipts                          One Pacific Place
101 Barclay Street                                    88 Queensway
22nd Floor West                                       Hong Kong
New York, NY 10286                                    Tel: (852) 2526 2281
USA                                                   Fax: (852) 2522 0419

                              FINANCIAL HIGHLIGHTS

----------------------------------------------------------------------------------------------------
                                                           1996              1995
 FOR THE YEAR ENDED 31 DECEMBER                          HK$'000           HK$'000        INCREASE
----------------------------------------------------------------------------------------------------
 Turnover                                               367,628           284,807            29%
 Operating profit before exceptional item                99,120            84,580            17%
 Net profit attributable to shareholders                 76,520            14,782           418%
 Earnings per share                                      23.99[cents]       4.69[cents]     412%
----------------------------------------------------------------------------------------------------


              [Graph omitted illustrating Turnover of approximately HK$ 85,000,000 in 1994,
              HK$ 280,000,000 in 1995, and
              HK$ 370,000,000 in 1996.]


              [Graph omitted illustrating Net profit
              attributable to Shareholders of less than HK$ 5,000,000 in 1994, approximately
              HK$ 15,000,000 in 1995, and approximately
              HK$ 77,000,000 in 1996.]

                              CHAIRMAN'S STATEMENT

APT Satellite Holdings Limited (the "Company") completed the listing and initial public offering of its shares in December 1996 (the "IPO"), with its shares now listed in Hong Kong and New York.

On behalf of the Board of Directors, I am pleased to present the first audited results of the Company and its subsidiaries (the "Group") since the listing in respect of the financial year ended 31 December 1996.

RESULTS

On the whole, the Group performed satisfactorily. Turnover of the Group for the year ended 31 December 1996 was HK$367,628,000, an increase of 29% from that in 1995. The Group's turnover in 1996 also exceeded the forecast 1996 revenue of HK$366,100,000 stated in the Company's prospectus dated 10 December 1996 in connection with the IPO (the "Prospectus").

Net profit attributable to shareholders for the financial year 1996 was HK$76,520,000, a substantial increase of 418% from that in 1995. Such profit also exceeded the forecast 1996 profit after taxation but before extraordinary item of HK$74,900,000 stated in the Prospectus.

DIVIDEND

Prior to the Group reorganisation and listing of the Company's shares in December 1996, a dividend in specie of HK$56,806,000 was paid by a subsidiary of the Company to its then shareholders.

Owing to the fact that the shares of the Company have only been recently listed, the Board of Directors does not recommend the payment of final dividend in respect of the financial year 1996. (Financial year 1995: Nil).

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Thursday, 15 May 1997 to Tuesday, 20 May 1997, both dates inclusive, in order to determine entitlements of shareholders to attend and vote at the Annual General Meeting of the Company (the "AGM") to be held on 20 May 1997. During this closure period, no transfers of shares can be registered. In order to qualify for entitlement to attend and vote at the AGM, transfers of shares accompanied by the relevant share certificates and transfer forms should be lodged with the Company's branch registrars in Hong Kong, Tengis Limited of 1601 Hutchison House, 10 Harcourt Road, Central, Hong Kong, not later than 4 p.m. on Wednesday, 14 May 1997.

PURCHASE, REDEMPTION OR SALE OF SHARES

Neither the Company nor any of its subsidiaries purchased, redeemed or sold any of the Company's shares during the year ended 31 December 1996.

GLOBAL OFFERING

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited and (in the form of American depositary shares) the New York Stock Exchange, Inc. in December 1996 in connection with the IPO, which comprised a global offering of the shares in North America, Europe, Hong Kong and elsewhere in Asia.

REVIEW OF OPERATIONS

APSTAR-I, the Group's first in-orbit satellite, was a Hughes HS-376 model, and was launched in July 1994 on a Long March 3 launch vehicle from Xichang, People's Republic of China. Its transponders have been fully leased during the whole of 1996, and have not experienced any anomalies that have affected its operation. APSTAR-I has been able to provide customers of the Group with transponder services of high quality and reliability, and these services have generated a substantial amount of revenue for the Group.

APSTAR-IA, the Group's second in-orbit satellite, was also a Hughes HS-376 model, and was launched in July 1996 on a Long March 3 launch vehicle from Xichang. It commenced commercial operations in September of the same year. As at the end of 1996, almost 80 per cent of its transponders were leased to customers. It is expected that more transponders will be leased to customers. Over the next few years APSTAR-IA will be a steady and significant contributor to the Group's revenue and profits.

APSTAR-IIR, the Group's proposed third satellite, will be an SS/Loral FS-1300 satellite. Total investment for the project amounted to approximately US$216 million. The manufacture of the satellite commenced in June 1995. It is expected to be launched from Xichang in mid- 1997. The footprint of APSTAR-IIR will stretch over more than 100 countries, serving approximately 75 per cent of the world's population. It is designed to provide satellite services on the bases of high power output C-band and Ku-band frequency thereby further strengthening the competitive advantage of the Group. During the previous year, the progress on the production of that satellite was smooth. It is expected that APSTAR-IIR will be launched as scheduled. As at the end of March 1997, before its launch, more than 30 per cent of the transponders on APSTAR-IIR were already pre-leased or committed by customers.

As described in the Prospectus, a substantial part of the proceeds of the IPO was applied to repay bank loans for the financing of APSTAR-IA and APSTAR-IIR, thereby reducing interest costs and improving the gearing of the Group. The Group is provided with a good foundation for its future course of development.

EXPANSION OF BUSINESS AND INVESTING IN FUTURE

The Group's three satellites will form an integrated satellite system. The Group is equipped with strong technical advantages. Together with the advanced satellite control centre solely owned by the Group and experienced and well-trained technical experts, the Group is well conditioned for market competition.

The Group has dedicated, and will continue to dedicate, itself to becoming the best provider of transponder services in the international and the Asia-Pacific telecommunication and broadcasting sectors; and to try its best to exploring new service areas including services in relation to direct broadcasting satellites. At the same time, the Group plans to launch one more high power output satellite that is equipped with C-band and Ku-band transponders, in order to satisfy the expected market demand.

APPRECIATION

On behalf of all shareholders and the Board of Directors, I would like to thank all of our customers for their continuous support of the Group, and to express our sincere appreciation to the management and staff for their contribution to the Group during the year and for their commitment for the future.



                                                                     XIE GAO JUE
                                                                        Chairman

12 April 1997

                  DIRECTORS' AND SENIOR MANAGEMENT'S PROFILE

EXECUTIVE DIRECTORS

Mr. HE Ke Rang, aged 61, appointed as the Vice Chairman and President of the Company in October 1996 and has been the Vice Chairman and President of APT Satellite Company Limited ("APT"), a wholly-owned subsidiary of the Company, since June 1992. Mr. He is responsible for the overall daily management and operation of the Group. He graduated with a Master's Degree in Engineering from Kharkov Polytechnical Institute of the then USSR. From 1959 to 1961 he served in the Changchun Research Institute of Optics and Mechanics of the China Academy of Science. In 1961, he joined the PRC Ministry of Aerospace Industry (presently known as China Aerospace Corporation ("China Aerospace")). He later headed the Ministry's Research Institute of Mechanics and Environment which was responsible for the development of launch vehicle technology. From 1984 to 1992, he was the Deputy Director of China Academy of Launch Vehicle Technology of China Aerospace. During this period, he participated in the development and management of the Long March series of launch vehicles and other launch vehicles. The PRC government commended him in 1990 as a specialist who has contributed to the PRC. He currently serves as a Visiting Professor at the Harbin Institute of Technology.

Mr. CHEN Ji Bin, aged 62, appointed as Director and Vice President of the Company in October 1996 and has been a Director and Vice President of APT since June 1992. Mr. Chen is responsible for the management of the APSTAR System.
He graduated from the Radar Department of the PRC Institute of Military Telecommunication Engineering. From 1953 to 1970, he conducted radar research as the Deputy Chief Designer and Chief Designer in the Ministry of Communications and Ministry of Weapons. From 1970 to 1985, he was the Head of Design and Director of the Office of Satellite Communication System Engineering in the PRC Ministry of Electronics Industry. From 1985 to 1992, he was the Chief Engineer and Vice President of China Telecommunications Broadcast Satellite Corporation ("ChinaSat"). He has over 30 years' experience in telecommunications and satellite applications and control. He was accredited as a Senior Engineer and Research Fellow in 1980 and 1986 respectively, and was awarded the National Science and Technology Advancement Award (First Grade) in 1985. He has co-edited several technological publications on topics such as radar, microwave, satellite television receiving systems and satellite telecommunications.

Mr. QIN Shen, aged 54, appointed as Director and Vice President of the Company in October 1996 and has been a Director of APT since August 1996 and Vice President since June 1992. He graduated from Department of Electrical Instrumentation Measurement Technology of the Harbin Institute of Technology in 1965. Prior to joining the Group, he was the Co-Chief Designer of China Xichang Satellite Launch Mission Command Control Centre, the Leader of the PRC Ministerial Level Professional Planning Group of the Seventh Five-Year Economic Plan of the PRC and the Deputy General Manager of the Development Department of China Satellite Launch & Tracking Control General ("CLTC"). He has been granted several State and Ministerial Level Research Awards. He has over 25 years' experience in satellite telemetry, control and telecommunication system design. He is a Senior Engineer and currently a Visiting Professor at the Harbin Institute of Technology.

NON-EXECUTIVE DIRECTORS

Mr. XIE Gao Jue, aged 64, appointed as the Chairman of the Company in October 1996 and has been the Chairman of APT since June 1992. Mr. Xie graduated from the Beijing Institute of Posts and Telecommunications in 1956 and further obtained a postgraduate degree in 1958. He has worked in the fields of telecommunication and telemetry and control systems, serving as the Supervisor of a research laboratory, and later the Senior Engineer, Chief Engineer, and the Head of a PRC Ministry of Electronic Industry research institute. In 1982 he was appointed as the Department Director of Science and Technology of the PRC Ministry of Electronic Industry and subsequently was promoted to the Vice-Minister of the same Ministry in 1984. In 1988, he was appointed as the Vice-Minister of the Ministry of Posts and Telecommunications of the PRC. He has also served as Chairman of the China Management Association of Posts and Telecommunications Enterprises since 1991 and Vice President of the Chinese Institute of Electronics since 1988.

Mr. LI Bao Ming; aged 57, appointed as the Vice Chairman of the Company in October 1996 and has been the Vice Chairman of APT since June 1992. He graduated from the University of Aeronautics and Astronautics and the Harbin Institute of Military Engineering. He has many years of experience in launches of various types of satellites. He was also the Division Manager of the Technology Division and Planning Division of Jiuquan Satellite Launch Centre and the Deputy Head of CLTC.

Mr. NGAI Man, (also known as Montree Navikapol) aged 51, appointed as the Vice Chairman of the Company in October 1996 and has been the Vice Chairman of APT since June 1992. He is a Director of Orient Telecom & Technology Holdings Ltd. and Orient Telecom & Technology (China) Ltd. He joined the Charoen Pokphand Group in 1988 and has extensive experience in telecommunications projects and other investments in southeast Asia.

Mr. WONG Hung Khim, aged 58, appointed as Director of the Company in October 1996 and has been a Director of APT since February 1993. He graduated from the University of Singapore with Honours in Physics and attended the Advanced Management Programme at Harvard Business School. He spent two years in teaching before joining the Administrative Service of Singapore in 1966. He began his service in the then Ministry of Social Affairs ("MSA") and later became the Deputy Secretary of the Ministry of Labour. In 1974, he served first as a General Manager and then Executive Director of Singapore Bus Service Ltd. In 1979, he became the General Manager of the Port of Singapore Authority. In 1984, he became the Permanent Secretary of the MSA, which subsequently became the Ministry of Community Development. In 1987, he became head of the Telecommunication Authority of Singapore and oversaw its privatisation into Singapore Telecommunications Limited ("Singapore Telecom") in October 1993. In recognition of his services, Mr. Wong was awarded a Public Administration Meritorious Services Medal in 1992. Mr. Wong is currently the Group Chairman of Singapore Bus Service (1978) Ltd., Chairman of Jurong Town Corporation and Deputy Chairman of Singapore Telecom.

Mr. HSU Chih Chang, aged 38, appointed as Director of the Company in October 1996 and has been a Director of APT since September 1996. Mr. Hsu graduated with a Master's degree in Business Administration from National Taiwan University in 1983 and a Doctoral Degree in Managerial Economics and Decision Sciences from Northwestern University in 1989. Mr. Hsu was a part-time Associate Professor in the Department of Financial Administration, National Chengchi University, Taiwan in 1989. From 1989 to 1991, Mr. Hsu served as a Special Assistant to the President of the Ruentex Industries Ltd. From 1991 to 1995, he was the General Auditor of the Ruentex Industries Ltd. Mr. Hsu is now a Special Assistant to the Chief Executive Officer of the Ruentex Group (Ruentex Construction & Development Company Limited and its affiliates), a Managing Director of the China Development Corporation and an Associate Director of the Yin Shu Tien Memorial Hospital Shu-Tien Urology & Ophthalmology Clinic in Taiwan.

Mr. HOU Zheng, aged 59, appointed as Director of the Company in October 1996 and has been a Director of APT since June 1993. From 1954 to 1956, he studied at the Harbin Institute of Technology. He graduated with a Master's Degree in Engineering from Leningrad Engineering Institute in 1961. During the years between 1961 and 1985, he taught at Qinghua University after which he served as a senior designer of the then Ministry of Aerospace Industry. In 1992, he was commended as an Overseas Fellow of the Russian Engineering Academy (St. Petersburg).

Mr. Chatchaval JIARAVANON, aged 34, appointed as Director of the Company in October 1996 and has been a Director of APT since July 1996. He graduated from the University of Southern California in 1984. He is concurrently an Executive Vice President of Telecom Holding Co. Ltd., a Director of TelecomAsia, Metro Machinery Co. Ltd., the Thai Chamber of Commerce, the Federation of Thai Industries, and of Thailand Management Association as well as Executive Director of Radiophone Co. Ltd. and a Vice- President of Thai Kodama Co. Ltd.

Mr. ZHU You Jun, aged 61, appointed as Director of the Company in October 1996 and has been a Director of APT since February 1996. He graduated from Fu Dan University. He was the Director of the USA Branch of the China News Service, and has been a Deputy Director and Director of the China News Service. He is also Vice Chairman of both China Travel Service (Holdings) Hong Kong Ltd., Chinese Goods Centre Ltd., Chairman of China Travel Air Service Co., Ltd. and a Director of Cathay Pacific Airways Ltd.

Mr. LIM Toon, aged 53, appointed as Director of the Company in October 1996 and has been a Director of APT since February 1993. Mr. Lim graduated in Engineering from University of Canterbury in New Zealand in 1966 and obtained a Postgraduate Diploma in Business Administration from the University of Singapore in 1975. He attended the Advanced Management Programme at Harvard Business School in 1992. He has been an Executive Vice-President for International Service of Singapore Telecom since April 1994 and has worked for Singapore Telecom since 1970, serving as a Vice-President of engineering, radio services, traffic operations, personnel training and information systems departments. He became the Executive Vice President for Network Services in 1989. Mr. Lira was awarded the Efficiency Medal in 1978 and the Public Administration Medal (Gold) in 1991 by the Singapore government. He is presently a Director in a number of overseas companies.

Mr. LEE Hsiang Wei, aged 37, appointed as Director of the Company in October 1996 and has been a Director of APT since June 1993. He is presently the Chairman of Kwang Hua Securities Investment and Trust Co., Ltd. Mr. Lee graduated in 1982 with a Bachelor of Science Degree from the National Taiwan University. He later attained his Master's Degree in Business Administration from Duke University. He joined Ruentex Industries Ltd. as a marketing manager in 1987 and was promoted to Vice-President in 1989. Since 1991, Mr. Lee has been a Director of Kwang Hua Securities Investment & Trust Co., Ltd. and is an executive committee member of that company. Mr. Lee is also a President in Ruentex International Holdings Ltd. which sponsors the Ruentex Group's offshore investment activities. He also holds directorships of AETNA Life Insurance Corporation of America and Shanghai International Asset Management (H.K.) Co. Ltd.

Mr. WONG Kit Ming, aged 52, appointed as Director of the Company in April 1997. He is presently the Chairman of Fine Source Investments Limited and In System Investment Limited, and a Director of China Travel Fok Tai (Macau) Limited and Safemerge Limited.

Mr. HO Siaw Hong, aged 47, appointed as the Alternate Director to Mr. T. Lim and Mr. H. K. Wong in October 1996. Mr. Ho graduated from the University of Singapore with a Bachelor of Engineering (Electrical & Electronics) Degree in 1972. He has been employed with Singapore Telecom since August 1972 and has been the Senior Director in charge of the Satellite Business Development Division since July 1996. Prior to July 1996, he was the Division Manager of the same division. From July 1991 to August 1993, he served as the Project Manager of the Satellite System II Unit at Singapore Telecom. From March 1993 to March 1994, he was a Director of American Mobile Satellite Corporation of the United States.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. LI Kwok Wing, Meocre, aged 42, appointed as an Independent Non-executive Director of the Company in October 1996. He is the Chief Executive of NatWest Markets Corporate Finance Asia Limited, and prior to that was the managing partner of Arthur Anderson & Co.'s Hong Kong and China operations. Mr. Li received a Bachelor of Commerce Degree, with distinction, and the Financial Executive Institute Silver Medal from the University of Alberta, Canada. In 1988, Mr. Li completed the Program for Management Development offered by the Harvard University Graduate School of Business Administration. Mr. Li is a member of the Hong Kong Society of Accountants and of the Chartered Association of Certified Accountants, United Kingdom.

Mr. YUEN Pak Yiu, Philip, aged 61, appointed as an Independent Non-executive Director of the Company in October 1996. He graduated from Law School in England in 1961 and commenced the practice of law in Hong Kong in 1962. In 1965, he established his solicitors' firm, Yung, Yu, Yuen & Co. and now is the principal partner in the firm. Mr. Yuen has over 30 years' experience in the legal field and has been a Director of a number of listed companies including Henderson Investment Limited, Henderson China Holdings Limited, Melbourne Enterprises Limited, Cheerful Holdings Limited, Tsingtao Brewery Company Limited, Guangzhou Shipyard International Company Limited and Oriental Metals (Holdings) Company Limited. He is a Director of the China Appointed Attesting Officers Association in Hong Kong, a Standing Committee Member of the China Chamber of Commerce of Hong Kong, a Member of the

National Committee of Chinese Peoples' Political Consultative Conference, an Arbitrator at the China International Economic & Trade Arbitration Commission and an Adviser of Hong Kong Affairs to the PRC government.

Details of directorships of the Directors of the Company in the company which has an interest in the share capital of the Company as disclosed pursuant to the provisions of Part II of the Securities (Disclosure of Interests) Ordinance are set out in the Report of the Directors under the section headed "Substantial Shareholders' Interests in Share Capital".

SENIOR MANAGEMENT

Mr. LENG Yi Shun, aged 59, has been a Vice President for Finance of the Group since July 1994. Mr. Leng is responsible for the corporate finance division of the Group. He graduated from the Department of Electrical Engineering of the Harbin Institute of Technology in 1960. Upon graduation, he lectured in the Harbin Institute of Technology for two years. From 1962 to 1990, he served in the China Academy of Launch Vehicle Technology ("CALT"). His research topics, among others, included the power and reliability of guided missiles and rockets, and terrain environmental tests. He was accredited as an Engineering Research Fellow in 1993. From 1984 to 1990, he was the Supervisor of the Beijing Centre of New Dynamic Equipment and Facilities for Reliability and Environment Research of Rockets and Guided Missiles and the General Manager of a corporation which was principally engaged in the production and operation of dynamic equipment and facilities. From 1990 to 1992, he was the Chief Engineer of the Department of Civil Products. CALT and the Deputy General Manager of Beijing Wan Yuan Industry Corporation. He has over 30 years' experience in launch vehicles research and over 20 years' experience in corporation management.

Professor BAO Miao Qin, aged 57, has been the Chief Engineer of the Group since June 1992. Professor Bao is responsible for the technical aspects of the development and operation of the APSTAR System and the related insurance programs. He has over 30 years' experience in systems engineering and space technology. He graduated from the Beijing Aeronautical Institute in 1963. Before joining the Group, he was the Director of Systems Engineering and Research Division of the Chinese Academy of Space Technology ("CAST"). Upon graduation, he spent his first three years in the space industry in the design of sub-orbital sounding rockets. Since 1968, he worked on several space projects for CAST, which included an important feasibility study of manned spacecraft, scientific satellite system engineering and research on the orbit and attitude dynamics of communications satellites. From 1974, he directed the system engineering of China's first communications satellite. In 1984, he joined ChinaSat as a System Engineering Consultant for broadcasting satellites and worked for two years. Professor Bao also spent more than one year in the United Kingdom and served as a Research Professor at the British National Space Centre before he took the post of Director of System Engineering Division at CAST in 1989.

Dr. Kung Yip CHEUNG, aged 45, has been a Vice President for Marketing and External Affairs of the Group since June 1994. Prior to joining the Group, Dr. Cheung was the President of Longtime (USA) Co. Ltd., a New York firm specialising in US-China investment and trade. A native of Hong Kong, Dr. Cheung received his undergraduate education at The Chinese

University of Hong Kong. He continued his postgraduate training in London and earned his M.Sc. in Electrochemical Technology and Ph.D. in Materials Science from the City University and Imperial College of Science and Technology, University of London, respectively. From 1979 to 1987, Dr. Cheung pursued his technical career in the US; first as a research fellow at University of Pennsylvania; then in the research and development department with Allied Corporation (currently Allied-Signal Corporation); followed by Du Pont Company where his main duties were research and development and marketing support in the Electronic Materials Division. Dr. Cheung has also taken management and marketing courses given by companies and US educational institutions, and most recently he completed the executive program in International Strategy at Columbia University.

Mr. ANG Teck Leng, aged 41, has been the Financial Controller of the Group since August 1994. He holds a Master's Degree in International Management from University of South Australia. He is a certified public accountant of the Institute of Certified Public Accountants of Singapore. After graduating from Nanyang University of Singapore with a degree of Commerce (Accountancy) in 1980, he practised accountancy by working in various companies in Singapore, Indonesia and the PRC. Before joining the Group, he was an Assistant Vice-President of Chia Tai International Telecommunication Co. Ltd., a subsidiary of Telecom Holdings Co. Ltd. which is a member of the Charoen Pokphand Group, which he joined in September 1989. He has over 16 years of financial and accounting experience in industry ranging from manufacturing, shipping, construction and telecommunications.

Mr. LO Kin Hang, Brian, aged 40, is the Company Secretary of the Company. Mr. Lo joined the Group in September 1996. He graduated with an Associateship in Production and Industrial Engineering and an M.Sc. degree in Information Technology from Hong Kong Polytechnic University, and a MBA Degree from the University of Wales, UK. He has attained several professional qualifications including Chartered Engineer, Member of the Institute of Electrical Engineers, and is a Fellow of the Institute of Chartered Secretaries and Administrators in the United Kingdom and a Fellow of the Hong Kong Institute of Company Secretaries. Prior to joining the Group, he was a Director and senior management executive responsible for financial and investment management and the company secretary of a publicly listed company in Hong Kong. He has over 13 years' experience in corporate and project management including telecommunications projects.

                            REPORT OF THE DIRECTORS

The Directors herein present their report together with the audited financial statements of the Company for the period from 17 October 1996 (date of incorporation) to 31 December 1996 and the Group for the year ended 31 December 1996.

PRINCIPAL ACTIVITIES

The principal activity of the Company is that of an investment holding company, and the principal activities of the subsidiaries consisted of the maintenance and operation of satellite telecommunication systems. There has been no significant change in these activities during the year.

RESULTS AND DIVIDENDS

The results of the Group for the year ended 31 December 1996 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 2 to 5.

A dividend of HK$56,806,000 was paid by a subsidiary of the Company to its then shareholders by way of a distribution in specie of all of the Group's shareholdings in another subsidiary during the year on 14 November 1996 as part of the corporate restructuring of the Group, further details of which are discussed in the following section headed "Management Discussion and Analysis".

The Directors do not recommend the payment of final dividend for the year ended 31 December 1996.

SEGMENTED INFORMATION

The Group's turnover and contribution to the operating profit wholly arose from the maintenance and operation of satellite telecommunication systems.

The Group's turnover and contribution to the operating profit by geographical location for the year ended 31 December 1996 is as follows:

                                                                        TURNOVER           CONTRIBUTION
                                                                        HKT$'000             HKT$'000
 People's Republic of China                                              148,030               52,155
 United States                                                            79,477               35,267
 Hong Kong                                                                62,387               28,885
 Taiwan                                                                   34,413               15,940
 Cook Islands                                                             18,600                8,612
 Netherlands                                                              11,237                5,203
 British Virgin Islands                                                   10,075                4,665
 Philippines                                                               3,409                1,157
                                                                         -------              -------
                                                                         367,628              151,884
                                                                         =======
 Other Income                                                                                  23,257
 Corporate expenses                                                                           (76,021)
                                                                                              -------
                                                                                               99,120
                                                                                              =======

MANAGEMENT DISCUSSION AND ANALYSIS

LIQUIDITY AND FINANCIAL RESOURCES

The principal source of funding for the Group's operating expenses comes from the transponder leasing of APSTAR-I and APSTAR-IA. For the year ended 31 December 1996, total lease rental amounted to HK$367.6 million (US$47.4 million). This has not only adequately financed the cash operating expenses of the Group, but also provided a vital source of funding for the Group's capital expenditure. In 1996, capital expenditures incurred by the two satellite projects, namely, APSTAR-IA and APSTAR-IIR, was HK$998.1 million (US$128.8 million). It is estimated that further payment of approximately HK$654.4 million (US$84.4 million) will have to be made for the construction and launch of APSTAR-IIR for the period from the beginning of 1997 up to its scheduled launch in mid-1997. Funding will come from internally generated cash flow and the proceeds from the initial public offering of the Company's shares in December 1996 ("IPO"). Any shortfall would be financed by a term loan from the banks.

The net proceeds from the dual listings of the shares of APT Satellite Holdings Limited on the New York Stock Exchange, Inc. and The Stock Exchange of Hong Kong Limited on 18 December 1996 were approximately HK$1,326.0 million (US$171.1 million). On 23 December 1996, the Group applied HK$1,162.5 million (US$150 million) from the listing proceeds towards the repayment in full of the amount outstanding under the syndicated bank loan obtained by the Group in relation to the acquisition, launch and insurance and related costs of

APSTAR-IA and APSTAR-IIR and the balance of the net proceeds from IPO were placed with banks at 31 December 1996 which will be used principally to finance the construction launch of APSTAR-IIR and additionally to finance the development, contribution and launch of the Group future satellite project in accordance with the Company's prospectus dated 10 December 1996 in connection with IPO. As a result of the above repayment, the total indebtedness outstanding at 31 December 1996 stood at HK$763.1 million (US$98.5 million) which comprised mainly of a syndicated bank loan and shareholders' loan. The Group's strong cash position has enabled it to meet with ease all the debt repayment schedules during the year ended 31 December 1996. Further details of the debt profile of the Group are set out in note 20 to the financial statements.

FUNDING AND TREASURY POLICIES

The Group maintains a prudent funding policy and treasury policy towards its overall business operations with an aim to minimise financial risks. Satellite projects require substantial cash outlay to embark upon. As such, the Group expects that it will need to make substantial capital expenditures on new satellite projects over the next several years. All future satellite projects will be financed by cash flow from operations and bank loans or any viable forms of financing.

Substantially all the incomes and expenditures of the Group are denominated in United States Dollars. The Group believes that this is likely to remain unchanged in the future. As such, the Group does not engage in or plan to engage in hedging the risks of currency exchange rate fluctuations. However, since the current bank loans of the Group carry floating interest rates, the Group is currently exposed to the risk of interest rate fluctuations. It intends to take appropriate measures in due course to hedge against interest rate fluctuations.

DISPOSAL OF SUBSIDIARY

In the process of corporate restructuring in preparation for the listings of the shares of APT Satellite Holdings Limited, a then wholly-owned subsidiary of APT Satellite Company Limited ("APT"), Super Asia Telecommunications Company Limited ("Super Asia"), was carved out of the Group. This was accomplished by APT transferring all the shares of Super Asia to the shareholders of APT prior to the corporate restructuring by means of a dividend in specie amounting to HK$56.8 million (US$7.3 million).

REMUNERATION POLICY

As at 31 December 1996, the Group employed 70 full-time employees, including the Executive Directors and senior executives of the Group.

Remuneration packages are made in line with market terms and individual merits. Salaries are reviewed annually by senior management, increment is made with reference to current market conditions and based on the individual's performance. Special increments may be granted when warranted. Bonus is paid depending on the operational results of the Group. In addition, the Group offers other staff benefits including a provident fund scheme and medical insurance. Housing allowances are also offered to certain senior executives.

The Group has entered into service agreements with the three Executive Directors namely, Mr. He Ke Rang, Mr. Chen Ji Bin and Mr. Qin Shen. The initial terms of the service agreements are, in the case of Mr. He Ke Rang, three years, and in the case of Mr. Chen Ji Bin and Mr. Qin Shen two years, in each case commencing from 1 December 1996. Each contracted director will be paid a basic salary and a discretionary bonus of such amount as shall be determined by the Board of Directors. Other benefits include housing allowance, use of an automobile, the provision of club memberships, medical insurance, and participation in the Group's staff provident fund and any approved share option scheme.

SUMMARY FINANCIAL INFORMATION

The following table summaries the combined results of the Group for the last five financial years as extracted from the audited financial statements of the companies now comprising the Group, after appropriate adjustments and reclassifications as if the current Group structure had been in existence throughout these financial years. As the Company was incorporated on 17 October 1996, the only audited consolidated balance sheet of the Group is as at 31 December 1996 which is, together with the comparative figures as at 31 December 1995, set out in the financial statements on pages 38 and 39.

                                           1992         1993           1994         1995            1996
                                         HK$'000       HK$'000        HK$'000      HK$'000        HK$'000
 Turnover
   Continuing operations                      --            --         69,078       284,807       367,628
   Discontinued operations                    --        89,475         17,925            --            --
                                          -------      -------         ------       -------       -------
                                              --        89,475         87,003       284,807       367,628
                                          =======      =======         ======       =======       =======
 Operating profit/(loss):
   Continuing operations before
     exceptional items                    (8,415)      (17,189)           175        84,580        99,120
   Exceptional item                           --        60,867             --       (69,792)           --
                                          -------      -------         ------       -------       -------
   Continuing operations                  (8,415)       43,678            175        14,788        99,120
   Discontinued operations                    --         2,822          1,203            --            --
                                          =======      =======         ======       =======       =======
 Profit/(loss) before taxation            (8,415)       46,500          1,378        14,788        99,120
 Taxation                                     --           (13)            (6)           (6)      (22,600)
                                          -------      -------         ------       -------       -------
 Net profit/(loss) attributable to
   shareholders                           (8,415)       46,487          1,372        14,782        76,520
                                          =======      =======         ======       =======       =======

BASIS OF PRESENTATION OF FINANCIAL STATEMENTS AND ACCOUNTING POLICIES

The basis of presentation of the financial statements and the significant accounting policies of the Group are set out in note 2 to the financial statements.

FIXED ASSETS

Details of movements in fixed assets of the Group are set out in note 12 to the financial statements.

SUBSIDIARIES

Particulars of the Company's subsidiaries are set out in note 16 to the financial statements.

SHARE CAPITAL

Details of movements in the Company's share capital during the year and the reasons for the issues of shares are set out in note 22 to the financial statements.

SHARE PREMIUM

Details of the share premium are set out in note 23 to the financial statements.

BORROWINGS

Details of bank borrowings of the Group at 31 December 1996 are set out in note 20 to the financial statements.

MAJOR CUSTOMERS AND SUPPLIERS

The turnover attributable to the single largest customer and the five largest customers of the Group accounted for 26.6% and 52.2%, respectively, of the Group's total turnover of the year. Purchases attributable to the five largest suppliers accounted for less than 30% of the Group's total purchases for the year.

The above single largest customer, China Telecommunications Broadcast Satellite Corporation, holds directly and indirectly more than 5% equity interest in the Company.

Save as mentioned above, none of the Directors, their associates or any shareholder of the Company (which to the knowledge of Directors owns more than 5% of the Company's issued share capital) has any interests in the customers or suppliers mentioned above.

CHARITABLE CONTRIBUTIONS

During the year, the Group made charitable contributions totalling HK$10,000.

DIRECTORS

The Directors of the Company during the year and up to the date of this report were:

EXECUTIVE DIRECTORS

He Ke Rang
Chen Ji Bin
Qin Shen

NON-EXECUTIVE DIRECTORS

Xie Gao Jue
Li Bao Ming
Ngai Man
Wong Hung Khim
Hsu Chih Chang
Hou Zheng
Chatchaval Jiaravanon
Zhu You Jun
Lim Toon
Lee Hsiang Wei
Wong Kit Ming
Ho Siaw Hong (Alternate Director to Lim Toon and Wong Hung Khim)
Li Kwok Wing, Meocre
Yuen Pak Yiu, Philip

On 12 April 1997, Mr. Wong Kit Ming was appointed as Director. All the other Directors were elected by member of the Company on 17 October 1996.

In accordance with By-laws 86(2) and 87 of the By-laws of the Company, Messrs. Wong Kit Ming, Hsu Chih Chang, Chatchaval Jiaravanon, Hou Zheng and Chen Ji Bin will retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

The Non-executive Directors of the Company are subject to retirement in accordance with the provisions of the By-laws of the Company.

DIRECTORS' SERVICE CONTRACTS

Mr. He Ke Rang has entered into a service contract with the Company for a term of 3 years commencing 1 December 1996. Messrs. Chen Ji Bin and Qin Shen have entered into separate services contracts with the Company for a term of 2 years commencing 1 December 1996.

Save as disclosed above, none of the Directors has a service contract with the Company or its subsidiaries which is not determinable by the employing company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN SHARE CAPITAL

As at 31 December 1996, according to the register required to be kept under
Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"), none of the Directors or any of their associates had any personal, family, corporate or other interests in the shares of the Company or any of its associated corporations as defined under the SDI Ordinance.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Except for the share option scheme of the Company, details of which are set out in note 22 to the financial statements, at no time during the year was the Company or any of its subsidiaries a party to any arrangements whose objects are to enable a Director of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate and none of the Directors or their spouses or children under the age of 18 has any right to subscribe for the shares of the Company, or had exercised any such right during the year.

No options were granted to or exercised by any of the Directors of the Company under the abovementioned scheme during the year and no options were outstanding as at 31 December 1996.

DIRECTORS' INTERESTS IN CONTRACTS

None of the Directors were materially interested, whether direct or indirect, in any contract of significance to the business of the Group which were subsisting during or at the end of the financial year ended 31 December 1996 and to which the Company or any of its subsidiaries was a party.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SHARE CAPITAL

As at 31 December 1996, the interest of those persons, other than a Director of the Company, in the issued share capital of the Company as recorded in the register required to be kept by the Company pursuant to Section 16 (1) of the SDI Ordinance were as follow:

SHAREHOLDER                                                    NUMBER OF SHARES

APT Satellite International Company Limited                         256,200,000

Messrs. He Ke Rang, Chen Ji Bin, Qin Shen, Xie Gao Jue, Li Bao Ming, Ngai Man, Wong Hung Khim, Hsu Chih Chang, Hou Zheng, Chatchaval Jiaravanon, Zhu You Jun, Lim Toon, Lee Hsiang Wei and Wong Kit Ming, Directors of the Company, are also Directors of APT Satellite International Company Limited.

Save as disclosed above, the Company has not been notified of any other interests representing 10% or more of the Company's issued share capital as at 31 December 1996.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's By-laws and there are no restrictions against such rights under the laws of Bermuda, being the jurisdiction in which the Company is incorporated.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except that Independent Non-executive Directors are not appointed for a specific term but they are subject to retirement by rotation and re-election at annual general meetings in accordance with the By-laws of the Company.

DISTRIBUTABLE RESERVES

At 31 December 1996, the Company's reserves available for distribution amounted to HK$584,982,000 as computed in accordance with the Companies Act 1981 of Bermuda (as amended). In addition, the Company's share premium account of HK$1,315,522,000 is available for distribution by way of a bonus issue of shares.

INTEREST CAPITALISED

Interest expenses in the amount of HK$65,527,000 were capitalised during the year in respect of the Group's fixed assets and satellite project progress payments.

SUBSEQUENT EVENT

In January 1997, the Group acquired the remaining interest in a partnership as set out in details in note 17 to the financial statements.

AUDITORS

Ernst & Young will retire as Auditors of the Company at the forthcoming Annual General Meeting of the Company and a resolution for their reappointment will be proposed at such Annual General Meeting.


On behalf of the Board

HE KE RANG                                                             QIN SHEN
Vice Chairman and President                         Director and Vice President




Bangkok, Thailand

12 April 1997

                             REPORT OF THE AUDITORS

To the members

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 37 to 68 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company 's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view, in all material respects, of the state of affairs of the Company and of the Group as at 31 December 1996 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

                                                                  ERNST & YOUNG
                                                    Certified Public Accountants

Hong Kong
12 April 1997

                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                      For the year ended 31 December 1996

                                                                     1996                1995
                                                      Notes         HK$'000             HK$'000
TURNOVER                                                 3           367,628            284,807
OPERATING PROFIT BEFORE EXCEPTIONAL ITEM                 4            99,120             84,580
Exceptional item                                         5                --            (69,792)
                                                                    --------           --------
OPERATING PROFIT BEFORE TAXATION
Taxation                                                 6           (22,600)                (6)
                                                                    --------           --------
NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS                  9            76,520             14,782
Retained profits at beginning of year                                 54,225             39,443
Dividend in specie                                      10           (56,806)                --
                                                                    --------           --------
Retained profits at end of year                                       73,939             54,225
                                                                    ========           ========
Earnings per share                                      11             23.99               4.69

                           CONSOLIDATED BALANCE SHEET
                                31 December 1996

                                                                             1996                 1995
                                                            Notes           HK$'000              HK$'000
FIXED ASSETS                                                  12           1,851,572              987,983
INVESTMENT PROPERTIES                                         13                  --               12,762
SATELLITE PROJECT PROGRESS PAYMENTS                           14             947,396              922,637
LONG TERM INVESTMENTS                                         15               5,537                1,667
INVESTMENTS IN A PARTNERSHIP                                  17                  14                   14
INTEREST IN AN ASSOCIATED COMPANY                             18                   5                    5
CURRENT ASSETS
    Cash and bank balances                                                   313,543              100,112
    Trade debtors                                                             14,365                6,218
    Prepayments, deposits and sundry debtors                                  61,140               50,802
                                                                          ----------           ----------
                                                                             389,048              157,132
                                                                          ==========           ==========
CURRENT LIABILITIES
    Sundry creditors and accrued expenses                                     16,806               59,640
    Trade deposits received                                   19              11,044               26,892
    Rentals received in advance                                               40,849               52,596
    Due to a related company                                                  56,561                   --
    Taxation                                                                  19,384                   --
    Bank loans, secured                                       20              70,130              114,424
                                                                          ----------           ----------
                                                                             214,774              253,552
                                                                          ----------           ----------
NET CURRENT ASSETS/(LIABILITIES)                                             174,274              (96,420)
                                                                          ----------           ----------
TOTAL ASSETS LESS CURRENT LIABILITIES                                      2,978,798            1,828,648
LONG TERM LIABILITIES
    Trade deposits received                                   19             250,916              176,501
    Bank loans, secured                                       20             400,127              696,108
    Deferred taxation                                         21              92,480               81,756
                                                                          ----------           ----------
                                                                             743,523              954,365
                                                                          ----------           ----------
                                                                           2,235,275              874,283
                                                                          ==========           ==========
SHAREHOLDERS' EQUITY
    Share Capital                                             22              42,000               31,500
    Share Premium                                             23           1,315,522                   --
    Contributed surplus                                       24             511,000              511,000
    Retained profits                                                          73,939               54,225
                                                                          ----------           ----------
                                                                           1,942,461              596,725
LOANS FROM SHAREHOLDERS                                       25             292,814              277,558
                                                                          ----------           ----------
                                                                           2,235,275              874,283
                                                                          ==========           ==========


HE KE RANG                                                          QIN SHEN
Vice Chairman and President                                         Director and Vice President

                        CONSOLIDATED CASH FLOW STATEMENT
                      For the year ended 31 December 1996


                                                                                           1996                1995
                                                                     Notes                HK$'000             HK$'000
 NET CASH INFLOW FROM OPERATING ACTIVITIES                              26(a)              301,075              289,256
                                                                                        ----------           ----------
 RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
     Interest received                                                                      19,527               18,439
     Interest paid                                                                        (104,692)             (55,196)
                                                                                        ----------           ----------
Net cash outflow from returns on investments
     and servicing of finance                                                              (85,165)             (36,757)
TAXATION
     Overseas taxes paid                                                                        (6)                  (6)
                                                                                        ----------           ----------
INVESTING ACTIVITIES
     Purchase of fixed assets                                                               (9,655)             (85,529)
     Purchase of long term investments                                                      (3,870)              (1,200)
     Increase in satellite project progress payments                                      (974,697)          (1,114,830)
     Increase in interest in an associated company                                              --                   (5)
     Decrease in amounts due from related companies                                             --               58,810
     Proceeds from sale of fixed assets                                                          2                   12
     Insurance compensation received                                    26(c)                   --            1,241,530
                                                                                        ----------           ----------

 Net cash inflow/(outflow) from investing activities                                      (988,220)              98,788
                                                                                        ----------           ----------

 NET CASH INFLOW(OUTFLOW) BEFORE FINANCING ACTIVITIES                                     (722,316)             351,281
 FINANCING ACTIVITIES                                                   26(b)
     New bank loans                                                                        876,914              279,000
     Repayment of bank loans                                                            (1,217,189)            (906,033)
     Increase in loans from shareholders                                                        --              154,173
     Net proceeds from issue of shares                                                   1,326,022                   --
                                                                                        ----------           ----------

 Net cash inflow/(outflow) from financing activities                                       985,747             (472,860)
                                                                                        ----------           ----------

 INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS                                          213,431             (121,579)
 Cash and cash equivalents at beginning of year                                            100,112              221,691
                                                                                        ----------           ----------

 CASH AND CASH EQUIVALENTS AT END OF YEAR                                                  313,543              100,112
                                                                                        ==========           ==========
 ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS
 Cash and bank balances                                                                    313,543              100,112
                                                                                        ==========           ==========

                                 BALANCE SHEET
                                31 December 1996

                                                                           1996
                                                          Notes         HK $'000
INTERESTS IN SUBSIDIARIES                                   16          1,850,594
CURRENT ASSETS
   Cash and bank balances                                                  85,664
   Prepayments, deposits and sundry debtors                                12,897
                                                                        ---------
                                                                           98,561


CURRENT LIABILITIES
    Sundry creditors and accrued expenses                                   6,651
                                                                        ---------
NET CURRENT ASSETS                                                         91,910
                                                                        ---------
                                                                        1,942,504
                                                                        =========

SHAREHOLDERS' EQUITY
   Share capital                                            22             42,000
   Share premium                                            23          1,315,522
   Contributed surplus                                      24            584,358
   Retained profits                                                           624
                                                                        ---------
                                                                        1,942,504
                                                                        =========


HE KE RANG                                                   QIN SHEN
Vice Chairman and President                                  Director and Vice President

                         NOTES TO FINANCIAL STATEMENTS
                                31 December 1996


1.       GROUP REORGANISATION

On 14 November 1996, 700 shares of APT Satellite Investment Company Limited were allotted, issued and credited as fully paid to the then shareholders of APT Satellite Company Limited or their affiliates as consideration for converting the 542,500,000 ordinary shares of APT Satellite Company Limited then in issue into non-voting deferred shares of HK$1.00 each. These non-voting deferred shares are of nominal value and have no voting rights attached to them.

On 14 November 1996, the Company acquired all the outstanding shares of APT Satellite Investment Company Limited, and as consideration the Company allotted and issued, credited as fully paid, 280,000 shares of the Company to the then shareholders of APT Satellite Investment Company Limited. The Company also applied a sum of HK$122,000 out of its contributed surplus account for the 1,220,000 shares of the Company which had been issued nil-paid to APT Satellite International Company Limited, a company owned by the shareholders of APT Satellite Company Limited, initially following the incorporation of the Company. On 3 December 1996, an additional 313,500,000 new shares of the Company were issued, credited as fully paid, out of the contributed surplus account, to the then shareholders of the Company.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

The financial statements have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. A summary of the significant accounting policies is set out below.

         BASIS OF CONSOLIDATION AND PRESENTATION

The consolidated financial statements include the financial statements of the Company for the period from 17 October 1996 (date of incorporation) to 31 December 1996 and its subsidiaries for the year ended 31 December 1996.

The consolidated financial statements have been prepared using the merger basis of accounting. Under this basis, the Company has been treated as the holding company of its subsidiaries for both years presented rather than from the date of acquisition. Accordingly, the consolidated results of the Group for the years ended 31 December 1996 and 1995 include the results of the Company and the subsidiaries included in the reorganisation with effect from 1 January 1995 or since their respective dates of incorporation, where these are shorter periods. The comparative consolidated balance sheet at 31 December 1995 has been prepared on the basis that the Group after the reorganisation was in place at that date. This basis has been consistently adopted for the preparation of comparative amounts in the consolidated financial statements.

In the opinion of the Directors, the consolidated financial statements prepared on the above basis present more fairly the results and state of affairs of the Group as a whole.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

         SUBSIDIARIES

A company is a subsidiary if more than 50% of the issued share capital is held by the Group and the Group controls the management and Board of Directors of such company.

Investments in subsidiaries are stated in the Company's balance sheet at cost unless, in the opinion of the Directors, there has been a permanent diminution in value, when they are written down to a value determined by the directors.

         ASSOCIATED COMPANIES

An associated company is a company, not being a subsidiary, in which the Group has a long term interest of not less than 20% of the equity voting rights and over which the Group is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associated companies is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's investments in associated companies are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting less any provisions for permanent diminutions in values deemed necessary by the Directors.

         FIXED ASSETS AND DEPRECIATION

Fixed assets are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable cost of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In the situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of the asset.

Depreciation is calculated on the straight-line basis to write off the cost of each asset over its estimated useful life. The principal annual rates used for this purpose are as follows:

   Leasehold land                             Over the terms of the leases
   Buildings                                   2%
   Leasehold improvements                     Over the terms of the leases
   Furniture and equipment                    20%
   Motor vehicles                             20%
   Computer equipment                         20%
   Communication satellite                    10%
   Communication satellite equipment          6-2/3% - 20%

The gain or loss on disposal or retirement of fixed assets recognised in the profit and loss account is the difference between the sales proceeds and the carrying amount of the relevant assets.

         INVESTMENT PROPERTIES

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are intended to be held on a long term basis for their investment potential. Such properties are not depreciated and are stated at cost.

         OPERATING LEASES

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

         LONG TERM INVESTMENTS

Investments held on a long term basis are stated at cost less provisions for any permanent diminutions in values deemed necessary by the Directors, on an individual investment basis.

         DEFERRED TAXATION

Deferred taxation is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt.

         STAFF PROVIDENT FUND

The Group operates a defined contribution staff provident fund. Group contributions under the scheme are charged to the profit and loss account as incurred. The amount of Group contributions is based on specified percentages of the basic salary of employees and forfeited contributions in respect of unvested benefits are used to reduce the Group's ongoing contributions otherwise payable. The assets of the scheme are held separately from those of the Group.

         FOREIGN CURRENCIES

Foreign currency transactions are recorded at the appropriate rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet data are translated at the appropriate rates of exchange ruling at that date. Exchange differences are dealt with in the profit and loss account.

On consolidation, the financial statements of an overseas subsidiary are translated into Hong Kong dollars at the appropriate rates of exchange ruling at the balance sheet date.

         REVENUE

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

         (a) for transponder leases under which customers have obtained the right to use the transponder capacity for the life of the satellite, revenues are recognised, along with the related costs, on a straight line basis, over the warranty period provided to the customers;


         (b) rental income from the leasing of satellite transponders, on an accrual basis; and

         (c)     interest income, on a time proportion basis.

         RELATED COMPANIES

A related company is a company in which one or more of the Directors or shareholders of the Company have a beneficial interest therein or in a position to exercise significant influence over the company.

         CAPITALISATION OF BORROWING COSTS

Interest on loans, including the related costs of raising the loans, incurred specifically to finance construction and launch of satellites is capitalised as part of the satellite costs until the satellite commences commercial operations.

3.       TURNOVER

Turnover represents the income on the renting of satellite transponders.

4.       OPERATING PROFIT BEFORE EXCEPTIONAL ITEM

The operating profit before exceptional item is arrived at after charging/(crediting):

                                                                        GROUP
                                                                  1996        1995
                                                                 HK$'000     HK$'000
 Depreciation                                                    148,065     113,220
 Rentals on land and buildings under operating leases              4,550       4,624
 Auditors' remuneration                                              310         240
 Management fees paid                                             22,298      20,461
 Foreign exchange loss/(gain) - net                                  237        (221)
 Interest income                                                 (16,998)    (22,531)
 Interest on:
     Bank loans not wholly repayable within five years           102,961      44,570
     Other loans wholly repayable after five years                15,256       6,308
     Other interest                                                   --       2,165
                                                                --------    --------
                                                                 118,217      53,043
     Less:   Amount capitalised in fixed assets and satellite
             project progress payments                            65,527       9,194
                                                                --------    --------
                                                                  52,690      43,849
                                                                --------    --------

5.       EXCEPTIONAL ITEM

The prior year exceptional item represented the net loss of the Group's second communication satellite, Apstar II, the launch of which was unsuccessful.

6.       TAXATION

                                                                 GROUP
                                                         1996             1995
                                                        HK$'000          HK$'000
 Current year provision:
     Hong Kong                                           19,100               --
     Overseas                                               290                6
                                                         ------           ------
                                                         19,390                6
 Deferred taxation                                        3,210               --
                                                         ------           ------
                                                         22,600                6
                                                         ======           ======

Hong Kong profits tax has been provided at the rate of 16.5% on the estimated assessable profits arising in Hong Kong during the year.

Taxes on profits assessable in overseas jurisdictions have been calculated at the rates of taxation prevailing in the countries in which the Group operates.

7.       DIRECTORS' REMUNERATION

                                                                   GROUP
                                                             1996          1995
                                                            HK$'000       HK$'000
 Executive Directors:
     Fees                                                        121          --
     Basic salaries and allowances                               426          --
     Pensions                                                     18          --
                                                               -----       -----
                                                                 565          --

 Non-executive Directors:
     Fees                                                        619          --
                                                               -----       -----
                                                               1,184          --
                                                               =====       =====

The remuneration of the Directors fell within the following designated band:

                                                                1996        1995
 Nil - HK$1,000,000                                             17           15
                                                               =====       =====

There was no arrangement under which a Director waived or agreed to waive any remuneration for the year.

8.       HIGHEST-PAID EMPLOYEES

The five highest-paid employees during the year include three (1995: nil) Directors, details of whose remuneration are disclosed in note 7 to the financial statements. The details of the remuneration of the other two (1995:
five) highest paid employees, who were not Directors, are set out below:

                                                                  GROUP
                                                            1996           1995
                                                           HK$'000        HK$'000
 Basic salaries and allowances                                625          1,033
 Bonus                                                         --             45
 Pensions                                                      13             --
                                                            -----          -----
                                                              638          1,078
                                                            =====          =====

The remuneration of the two (1995: five) highest paid employees fell within the following designated band:

                                                             1996          1995
Nil - HK$1,000,000                                             2               5
                                                            =====          =====

9.       NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The net profit attributable to shareholders dealt with in the financial statements of the Company is HK$624,000.

10.      DIVIDEND IN SPECIE

                                                                 Group
                                                          1996             1995
                                                         HK$'000          HK$'000
Dividend in specie                                        56,806              --
                                                          ======             ===

The dividend in specie of HK$56,806,000 was paid by a subsidiary of the Company to its then shareholders prior to the Group reorganisation. This dividend in specie was satisfied by the distribution of all of the Group 's shareholdings in a subsidiary, Super Asia Telecommunications Company Limited.

11.      EARNINGS PER SHARE

The calculation of earnings per share is based on the net profit attributable to shareholders for the year of HK$76,520,000 (1995: HK$14,782,000) and the weighted average number of shares of 319,027,397 shares in issue during the year. The comparative earnings per share has been calculated based on the 315,000,000 shares issued by the Company pursuant to the Group reorganisation prior to the initial public offering in December 1996.

12.      FIXED ASSETS

 GROUP
                                                                                        Communication
                        Land and     Leasehold    Furniture and    Motor       Computer   Satellite   Communication
                        Buildings   Improvements   Equipment      Vehicles     equipment  equipment    satellite      Total

 Cost:
 At beginning of           31,940        2,045       16,731         4,317        1,060       59,931    1,025,076    1,141,100
    year
 Transferred from          12,762           --           --            --           --           --           --       12,762
    investment
    properties
 Transferred from              --           --           --            --           --           --      989,247      989,247
    deposits
 Additions                  7,625           31          125           185          203        1,486           --        9,655
 Disposal                      --           --          (19)           --           --           --           --          (19)
                       ----------   ----------   ----------    ----------   ----------   ----------   ----------   ----------
 AT 31 DECEMBER 1996       53,327        2,076       16,837         4,502        1,263       61,417    2,014,323    2,152,745
                       ----------   ----------   ----------    ----------   ----------   ----------   ----------   ----------
 Accumulated
 depreciation:
 At beginning of              620        1,519        5,947         1,485          305        6,564      136,677      153,117
    year
 Provided during the          515          155        3,348           866          231        6,093      136,857      148,065
    year
 Disposal                      --           --           (9)           --           --           --           --           (9)
                       ----------   ----------   ----------    ----------   ----------   ----------   ----------   ----------
 AT 31 DECEMBER 1996        1,135        1,674        9,286         2,351          536       12,657      273,534      301,173
                       ----------   ----------   ----------    ----------   ----------   ----------   ----------   ----------
 Net book value
 AT 31 DECEMBER 1996       51,192          402        7,551         2,151          727       48,760    1,740,789    1,851,572
                       ==========   ==========   ==========    ==========   ==========   ==========   ==========   ==========
 At 31 December 1995       31,320          526       10,784         2,832          755       53,367      888,399      987,983
                       ==========   ==========   ==========    ==========   ==========   ==========   ==========   ==========

The Group's land and buildings are held on the following lease term:

                                         HONG KONG       ELSEWHERE         TOTAL
                                           HK$'000         HK$'000        HK$'000
Long term leases                            40,989          3,713         44,702
Medium term leases                              --          7,625          7,625
                                            ------         ------         ------
                                            40,989         11,338         52,327
                                            ======         ======         ======

13.      INVESTMENT PROPERTIES

The investment properties brought forward from prior year were transferred to leasehold land and buildings during the year.

14.      SATELLITE PROJECT PROGRESS PAYMENTS

                                                                GROUP
                                                      1996                1995
                                                     HK$'000            HK$'000
 At beginning of year                                 922,637          1,158,701
 Additions                                          1,014,006          1,099,988
 Transferred to fixed assets                         (989,247)        (1,336,052)
                                                   ----------         ----------

 At end of year                                       947,396            922,637
                                                   ==========         ==========

Satellite project progress payments include progress payments for communication satellites under construction, launching and related services, together with insurance and finance costs on loans borrowed to finance the above payments.

15.      LONG TERM INVESTMENTS


                                                                   GROUP
                                                             1996           1995
                                                           HK$'000        HK$'000
Unlisted investments, at cost                               5,537          1,667
                                                            =====          =====

16.      INTERESTS IN SUBSIDIARIES

                                                                       COMPANY
                                                                         1996
                                                                       HK$'000
Unlisted shares, at cost                                                615,862
Due from subsidiaries                                                 1,240,000
Due to subsidiaries                                                      (5,268)
                                                                     ----------
                                                                      1,850,594
                                                                     ==========

All the subsidiaries are wholly owned and the particulars of which are as follow:

                                    PLACE OF INCORPORATION    ISSUED AND FULLY PAID          PRINCIPAL
               NAME                                              SHARE CAPITAL*              ACTIVITIES
 APT Satellite Investment          British Virgin Islands    US$1,400                 Investment holding
 Company Limited
 APT Satellite Company Limited     Hong Kong                 -Ordinary                Satellite transponder
                                                             Class "A"                leasing
                                                             HK$100
                                                             -Non-voting Deferred
                                                             Class "B"
                                                             HK$542,500,000
 APT Satellite (USA), Limited      United States of          US$200,000               Provision of
                                   America                                            management services
 Haslett Investments Limited       British Virgin Islands    US$1                     Investment
 Acme Star Investment Limited      Hong Kong                 HK$2                     Investment holding
 Telewell Investment Limited       Hong Kong                 HK$2                     Investment holding
 APT Satellite Vision Limited      Hong Kong                 HK$2                     Not yet commenced
 (formerly named as Norris                                                            business
 Enterprise Limited)
 APT Satellite Global Limited      Cayman Islands            US$2                     Investment holding
 Ying Fai Realty (China) Limited   Hong Kong                 HK$20                    Property holding
 APT Satellite Enterprise          Cayman Islands            US$2                     Not yet commenced
 Limited                                                                              business
 APT Satellite Link Limited        Cayman Islands            US$2                     Not yet commenced
                                                                                      business

*  All ordinary shares unless otherwise stated.
* All subsidiaries are indirectly held by the Company with the exception of APT Satellite Investment Company Limited.

17.      INVESTMENT IN A PARTNERSHIP

The Company, through two wholly-owned subsidiaries, entered into The 138 Leasing Partnership (the "Partnership") for the sale and leaseback transaction for APSTAR-I on 29 December 1994. In January 1997, the Group assumed the obligation of a bank loan of HK$269,887,000 which was then wholly repaid by the Group out of a deposit placed with a financial institution under defeasance and other arrangement (not 29) and the Partnership became a wholly-owned subsidiary of the Group.

18.      INTEREST IN AN ASSOCIATED COMPANY

                                                                     GROUP
                                                              1996          1995
                                                             HK$'000      HK$'000
 Unlisted shares, at cost                                        5             5
                                                               ===           ===

Particulars of the associated company are as follows:

                                                                   PERCENTAGE OF EQUITY
                                     PLACE OF INCORPORATION        ATTRIBUTABLE TO THE           PRINCIPAL
NAME                                                                    COMPANY                  ACTIVITIES
CEAPT Limited                                Hong Kong                    50%                     Dormant

19.      TRADE DEPOSITS RECEIVED

These amounts represent reservation fees and deposits received from lessees for satellite transponders booked.

20.      BANK LOANS, SECURED

                                                                    GROUP
                                                                1996       1995
                                                              HK$'000    HK$'000
 Syndicated bank loans                                        463,739    803,423
 Mortgage loans                                                 6,518      7,109
                                                              -------    -------
                                                              470,257    810,532
 Less:  Portion classified as current liabilities              70,130    114,424
                                                              -------    -------
 Long term portion                                            400,127    696,108
                                                              =======    =======
 The bank loans are repayables:
   Within one year                                             70,130    114,424
   In the second year                                          80,269    126,651
   In the third to fifth years                                317,339    446,615
   Beyond five years                                            2,519    122,842
                                                              -------    -------
                                                              470,257    810,532
                                                              =======    =======

The Group has assigned by way of legal charge, in favour of the syndicated loans lenders, a portion of the transponder receipts of APSTAR-I. The amount of cash from transponder receipts withheld by the banks at 31 December 1996 was HK$8,237,000.

The Group has pledged certain properties in respect of the mortgage loans.

21.      DEFERRED TAXATION

                                                                   GROUP
                                                            1996           1995
                                                           HK$'000       HK$'000
 At the beginning of year                                   81,756        78,750
 Charge to profit and loss account
 --operating expenses                                        7,514         3,006
 --taxation                                                  3,210            --
                                                            ------        ------
 At end of year                                             92,480        81,756
                                                            ======        ======

The principal component of the provision for deferred taxation liability are as follows:

                                                                   GROUP
                                                              1996         1995
                                                            HK$'000      HK$'000
 Timing differences arising from:
   Certain leasing arrangements                             89,270        81,756
   Accelerated depreciation, net                             3,210            --
                                                            ------        ------
                                                            92,480        81,756
                                                            ======        ======

There are no significant potential deferred tax liabilities for which provision has not been made.

Certain lease arrangements provide the Group with an initial cash inflow in return for being responsible for the future obligations to make payments of taxation on behalf of the lessor under the lease arrangements. Any differences between the initial benefit and the eventual tax liability are provided for over the lives of the relevant leases and charged to operating expenses.

22.      SHARE CAPITAL

                                                                         COMPANY
                                                                          1996
                                                                         HK$'000
 Authorised:
   1,000,000,000 shares of HK$0.10 each                                  100,000
                                                                         =======
 Authorised, issued and fully paid:
   420,000,000 shares of HK$0.10 each                                     42,000
                                                                         =======

On incorporation, the Company's authorised share capital was HK$122,000 divided into 1,220,000 shares of HK$0.10 each. On 14 November 1996 and 3 December 1996, the authorised share capital of the Company was increased to HK$150,000 and HK$100,000,000, respectively.

The movements in the share capital during the year were as follows:

         (a) On 17 October 1996, 1,220,000 shares of the Company were issued nil-paid.

         (b) On 14 November 1996, the Company issued 280,000 shares of HK$0.10 each credited as fully paid in exchange for all of the issued shares of APT Satellite Investment Company Limited. On the same date, the 1,220,000 shares in (a) above were credited as fully paid out of the contributed surplus account arising from the above issue of shares.

         (c) On 3 December 1996, the Company issued 313,500,000 shares of HK$0.10 each to the then shareholders of the Company credited as fully paid out of the contributed surplus account.

         (d) On 14 December 1996, the Company issued 105,000,000 shares of HK$0.10 at a premium for a total cash consideration of HK$1,423,296,000 for repaying in full the syndicated bank loans under the APSTAR-IA/APSTAR-IIR loan agreement, and to finance the construction and launch of APSTAR-IIR.

The comparative share capital amount at 31 December 1995 represents the pro forma issued share capital of the Company after the issue of 1,220,000 shares on incorporation, 280,000 shares for the acquisition of the entire share capital in APT Satellite Investment Company Limited and 313,500,000 shares issued on capitalisation of part of the contributed surplus accounts as if the Group reorganisation had been effective at 31 December 1995.

Pursuant to the share option scheme (the "Scheme") of the Company adopted on 3 December 1996, the Directors of the Company may at any time and from time to time within ten years after the date on which the Scheme was adopted as aforesaid, invite any full-time employee, including any Executive Director or officer, of the Company and its subsidiaries to apply for options to subscribe for shares of the Company at a price determined by the Directors on a case-by-case basis and will not be less than the nominal value of the share nor at a discount of more than 20% below the average of the closing price of the shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") as stated in the Stock Exchange 's daily quotation sheets on the five dealing days immediately preceding the date on which the invitation to apply for an option under the Scheme is resolved by the Directors to be given. The maximum number of shares in respect of which options may be granted under the Scheme may not exceed 10% of the issued capital of the Company, excluding any shares issued pursuant to the Scheme from time to time. An option may be exercised in accordance with the terms of the Scheme at any time or times as determined by the Directors, being not later than 10 years after the date on which the option is granted or the tenth anniversary of the date of adoption of the Scheme, whichever is the earlier.

There were no share option granted during the period.

23.      SHARE PREMIUM

The share premium arose from the initial public offering of 105,000,000 shares on 18 December 1996 and is stated net of the related share issuing expenses of HK$97,274,000.

24.      CONTRIBUTED SURPLUS

The contributed surplus of the Company arose as a result of the Group reorganisation and represented the excess value of the subsidiaries acquired over the par value of the Company 's shares issued for their acquisition. Under the Companies Act (1981) of Bermuda (as amended), the Company may make distributions to its members out of the contributed surplus under certain circumstances.

The contributed surplus of the Group arose as a result of the Group reorganisation and represented the excess of the par value of the shares of the subsidiaries which the Company acquired over that of the Company 's shares issued in consideration thereof.

25.      LOANS FROM SHAREHOLDERS

The loans are unsecured, and up to 23 December 1996 bore interest at LIBID and were subordinated to the syndicated bank loans for the construction of satellite, APSTAR-IA and APSTAR-IIR. After the repayment in full of the above syndicated bank loans on 23 December 1996, the interest rate was changed to LIBOR.

26.      NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

         (A) RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

                                                               1996       1995
                                                              HK$'000   HK$'000
 Profit before taxation                                       99,120     14,788
 Exceptional item                                                 --     69,792
 Interest income                                             (16,998)   (22,531)
 Interest expenses                                            52,690     43,849
 Depreciation                                                148,065    113,220
 Amortisation of deferred liabilities                          7,514      3,006
 Loss on disposal of fixed assets                                  8          2
 Increase in trade debtors                                    (8,147)   (25,057)
  Increase in prepayments, deposits and sundry debtors       (15,634)    (5,265)
 Decrease in amount due to a related company                    (245)        --
  Increase/(decrease) in sundry creditors and accrued        (12,118)    14,255
 expenses
 Increase in trade deposits received                          58,567     39,418
 Increase/(decrease) in rental received in advance           (11,747)    43,779
                                                            --------   --------

 Net cash inflow from operating activities                   301,075    289,256
                                                            ========   ========

         (B)     ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR:

                                           SHARE CAPITAL   SHARE                  LOANS FROM
                                                          PREMIUM     BANK LOAN  SHAREHOLDERS
                                               HK$'000    HK$'000      HK$'000      HK$'000
 Balance at 1 January 1995                       31,500          --   1,437,565           --
 Net cash inflow/(outflow) from financing            --          --    (627,033)     154,173
   activities
 Accrued interest expenses                           --          --          --        6,308
 Reclassification from current liabilities           --          --          --      117,077
                                             ----------  ----------  ----------   ----------
 Balance at 31 December 1995 and 1 January       31,500          --     810,532      277,558
   1996
 Net cash inflow/(outflow) from financing        10,500   1,315,522    (340,275)          --
   activities
 Accrued interest expenses                           --          --          --       15,256
                                             ----------  ----------  ----------   ----------
 BALANCE AT 31 DECEMBER 1996                     42,000   1,315,522     470,257      292,814
                                             ==========  ==========  ==========   ==========

         (C)     EXCEPTIONAL ITEM

In 1995, there was a cash inflow in respect of the insurance compensation received amounting to HK$1,241,530,362 relating to the loss of the Group 's second communication satellite APSTAR-II, the launch of which was unsuccessful.

27.      RELATED PARTY TRANSACTIONS

During the year, the following (income)/expenses arose from related party transactions:

                                                             1996        1995
                                                            HK$'000     HK$'000
 Continuing transaction
 Income:
   Leasing of transponders to two shareholders of the      (108,064)   (80,908)
     Company
   Leasing of transponders to companies in which a          (10,075)    (6,745)
     shareholder of the Company has an indirect interest
   Interest income received from a shareholder of the        (2,816)    (2,111)
     Company
 Expenses:
   Launch service provided to the Group by a company which  244,900    386,338
     is a fellow subsidiary of a shareholder of the Company
 Interest payable to shareholders                            15,256      6,308
 Non-continuing transactions:
 Income:
   Interest income received from related companies               --     (2,274)
 Expenses:
   Management services provided to the Group by companies    22,298     20,461
   in which the shareholders of the Company have direct    ========   ========
   interests


28.      PROVIDENT FUND

                                                                  1996      1995
                                                                HK$'000    HK$'000
 Contributions to provident fund                                    463       --
  Forfeited unvested provident fund contributions in
    respect of former employees                                     (26)      --
                                                                   ----      ---
                                                                    437       --
                                                                   ====      ===

At the balance sheet date, there were no forfeited contributions available to offset employer's future contributions to the scheme (1995: Nil).


29.      LEASING ARRANGEMENT

On 29 December 1994, the Company 's subsidiaries entered into an arrangement for the leasing of a communication satellite with total lease obligation amounting to HK$951,593,000. As at 31 December 1996, the outstanding lease obligation on the above lease amounting to HK$740,128,000 and this together with the bank loan to be assumed by the Group in January 1997 on the acquisition of the remaining equity interest in The 138 Leasing Partnership, are covered by funds amounting to HK$870,917,000 placed with a financial institution under defeasance and other arrangement which have not been included in these financial statements.

The Group continues to remain the primary obligor under the leas arrangement and as such, there is a contingent liability (secured) of HK$740,128,000 in respect of the unpaid lease commitment.

The Company had no contingent liability at the balance sheet date.

30.      CONTINGENCIES

The right of the Group's APSTAR-IA to utilise certain designated C-band frequencies in the orbital slot at 134 degrees East has been licensed to the Group by the Kingdom of Tonga ("Tonga"), which has responsibility for the International Telecommunication Union ("ITU") coordination process with respect to such orbital slots and the frequencies covered by the Group's licence. Another country has made filings with the ITU with respect to the orbital slot at 134 degrees East. Tonga has confirmed to the Group that it has not granted rights to any third party that would affect the Group's licence. Accordingly, the Group believes it is entitled to use the frequencies at the orbital slot at 134 degrees East covered by the Group's licence. However, the Group cannot determine that the country that has made ITU filings with respect to the orbital slot at 134 degrees East or other parties will not dispute Tonga's priority to the orbital slot at 134 degrees East and the Group's entitlement to use such orbital slot. In addition, other disputes may arise with respect to these and other orbital slots used by or contemplated for the Group's satellites. Any such disputes may have a material adverse effect on the Group's business.

31.      COMMITMENTS

         (A)     CAPITAL COMMITMENTS:

                                                                GROUP
                                                          1996           1995
                                                         HK$'000        HK$'000
 Authorised and contracted for                            380,704      1,118,949
  Authorised but not contracted for                        44,700         44,700
                                                        ---------      ---------
                                                          425,404      1,163,649
                                                        =========      =========

The capital commitments authorised and contracted for represent unpaid contract sums in relation to the acquisition of communication satellites, their launching fees and related equipment.

The capital commitments authorised but not contracted for represent the construction of a building and installation of antennae and other satellite-related equipment in the currently undeveloped area adjacent to the Group's satellite control centre in Tai Po, as required by the terms of the Group's lease agreements for the land in Tai Po.

         (B) ANNUAL COMMITMENTS UNDER NON-CANCELLABLE OPERATING LEASES ON LAND AND BUILDINGS:

                                                                    GROUP
                                                              1996         1995
                                                             HK$'000      HK$'000
 Leases expiring:
  Within one year                                                318       2,624
   In the second to fifth years, inclusive                     3,648          --
                                                               -----       -----
                                                               3,966       2,624
                                                               =====       =====

32.      ULTIMATE HOLDING COMPANY

In the opinion of the Directors, the ultimate holding company is APT Satellite International Company Limited which is incorporated in the British Virgin Islands.

33.      COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform with the current year presentation.

34.      APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on 12 April
1997.

              SUPPLEMENTARY INFORMATION ON US GAAP RECONCILIATION

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared in accordance with Hong Kong Generally Accepted Accounting Principles ("HK GAAP") which differ in certain significant respects from United States Generally Accepted Accounting Principles ("US GAAP"). Differences which have a significant effect on the consolidated net income and shareholders' equity are set out below.

         (A)     RECOGNITION OF REVENUE

Certain of the Group 's transponder lease agreements for transponder capacity contain pre-determined escalations over the term of the agreement. Under HK GAAP, the Group recognises revenue on an accrual basis under the contract terms. Under US GAAP, revenue under these agreements are recognised on a straight-line basis over the term of the agreement.

         (B)     CAPITALISATION OF FINANCE COSTS

Under HK GAAP, interest on loans, including the related costs of raising the loans, incurred specifically to finance construction of satellites is capitalised as part of the satellite costs until the satellite commences commercial operations. Under US GAAP, the interest capitalised is computed by applying an average borrowing rate to the total amount of qualifying assets under construction, not to exceed total interest costs incurred, and the related costs of raising the loans are deferred and amortised over the life of the loans. the application of US GAAP would not have a significant effect for the years presented.

         (C)     INVESTMENT PROPERTIES

Under HK GAAP, investment properties are stated at cost and are not depreciated. Under US GAAP, such investment properties would be stated at cost and depreciated over the lease term of 50 years.

         (D)     DEFERRED TAXATION

Under HK GAAP, deferred taxation is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt.

Under US GAAP, the tax effects of both taxable and deductible temporary differences are recognised as deferred tax liabilities and assets, respectively. A valuation allowance is recorded to the extent it is considered more likely than not that the deferred tax assets will not be realised.

Effect on net income of significant differences between HK GAAP and US GAAP is as follows:

                                                             1996        1995
                                                            HK$'000     HK$'000
 Net income as reported under HK GAAP                        76,520      14,782
 Adjustments:
   Recognition of revenue                                    12,205       6,021
   Investment properties                                       (120)       (241)
   Tax effect of reconciling items                           (2,014)       (993)
   Deferred taxation                                          2,667      (2,620)
                                                            -------     -------
  Approximate net income as reported under US GAAP           89,258      16,949
                                                            =======     =======
  Earnings per share under US GAAP                          27.98c.      5.38c.
                                                            =======     =======


Under US GAAP, the exceptional items for 1995 would be classified as operating costs. In addition, compensation received from cancellation of transponder lease agreements would be classified as revenues.

The effect on shareholders' equity of significant differences between HK GAAP and US GAAP is as follows:

                                                          1996           1995
                                                         HK$'000       HK$'000
 Shareholders' equity as reported under HK GAAP         1,942,461       596,725
 Adjustments:
   Recognition of revenue                                  25,964        13,759
   Investment properties                                     (602)         (482)
   Tax effect of reconciling items                         (4,284)       (2,270)
   Deferred taxation                                           --        (2,667)
                                                       ----------    ----------

 Shareholders' equity as reported under US GAAP         1,963,539       605,065
                                                       ==========    ==========


The changes in shareholders equity in accordance with US GAAP is as follows:

                                            CAPITAL STOCK          SHARE PREMIUM AND           RETAINED
                                                                  CONTRIBUTED SURPLUS          EARNINGS
                                                HK$'000                 HK$'000                 HK$'000
 Balance at December 31, 1994                     31,500                  511,000                 45,616
 Net income                                          ---                      ---                 16,949
                                              ----------             ------------             ----------
 Balance at December 31, 1995                     31,500                  511,000                 62,565
 Dividend in specie                                  ---                      ---                (56,806)
 Net proceeds from issue of shares                10,500                1,315,522                    ---
 Net income                                          ---                      ---                 89,258
                                              ----------             ------------             ----------
 Balance at December 31, 1996                     42,000                1,826,522                 95,017
                                              ==========             ============             ==========

A reconciliation of the expected tax with the actual tax expense under US GAAP is presented below:

                                                              1996       1995
                                                            HK$'000     HK$'000
 Hong Kong statutory income tax 16.5%                          16.5%      16.5%
                                                            =======    =======

 Statutory rate applied to income before income taxes        18,349      3,392
   under US GAAP
 Expenses not deductible                                      3,198          2
 Offshore interest income not taxable                          (142)       (67)
 Overseas representative office's and subsidiaries'             352        271
 losses not deductible
 Others                                                         190         21
                                                            -------    -------
 Actual taxation under US GAAP                               21,947      3,619
                                                            =======    =======

Overseas representative office's losses not deductible represent losses incurred by a representative office of a subsidiary which operates in the People's Republic of China. Such losses are not deductible against future profits. Subsidiaries' losses not deductible represent losses incurred by several subsidiaries which do not carry out active business operations. These subsidiaries also do not intend to carry out any active business operations in the foreseeable future. As a result, full valuation allowance is provided for the deferred tax assets derived from these losses.

An analysis of the actual tax expense under US GAAP is presented below:

                                                         1996              1995
                                                        HK$'000           HK$'000
 Current tax provision                                   19,390                6
 Deferred tax                                             2,557            3,613
                                                         ------           ------
                                                         21,947            3,619
                                                         ======           ======

Additionally, under US GAAP, the outstanding lease obligations to the Partnership would not be offset with the matching offshore deposit held by a wholly-owned subsidiary company. As a result, current assets and liabilities would increase by HK$30,621,000 and HK$34,626,000 at December 31, 1995 and 1996, respectively, and long-term assets and liabilities would increase by HK$901,830,000 and HK$870,917,000 at December 31, 1995 and 1996, respectively.
Similarly, the interest expense on the loan and the matching interest income on the deposit would not be offset resulting in increases in interest expense and interest income of HK$872,000, HK$105,246,000, HK$105,696,000 in the year ended December 31, 1994, 1995 and 1996, respectively.

Under HK GAAP, the prepaid launching fee of HK$31,000,000 and HK$28,233,000 at December 31, 1995 and 1996, respectively, are included in prepayments, deposits and other receivables. Under US GAAP such amounts would be classified as non-current assets.

Under US GAAP, the Group 's consolidated total assets would have been HK$3,027,927,000 and HK$4,124,477,000 at December 31, 1995 and 1996
respectively. Consolidated total liabilities would have been HK$2,422,862,000 and HK$2,160,938,000 at December 31, 1995 and 1996 respectively.

                        NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of APT Satellite Holdings Limited (the "Company") will be held at APT Satellite Company Limited, Satellite Control Centre, 22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong on 20 May 1997 at 10:00 a.m. for the following purposes:

ORDINARY BUSINESS

1. To receive and consider the audited consolidated financial statements and the reports of the Directors and the auditors for the year ended 31 December 1996.

2. To re-elect Directors and to authorise the Board of Directors to fix the Directors ' fees.

3. To re-appoint the auditors of the Company and to authorise the Board of Directors to fix their remuneration.

SPECIAL BUSINESS

4. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"THAT

         (a) subject to paragraph (b) of this resolution, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as defined in paragraph (c) of this resolution) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements or options which might require the exercise of such powers either during or after the Relevant Period, be and is hereby generally and unconditionally approved;

         (b) the aggregate nominal amount of the share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to:

                 (i) a Rights Issue (as defined in paragraph (d) of this resolution);

                 (ii) any exercise of subscription or conversion rights under any warrants of the Company, or any securities which are convertible into shares of the Company, or any share option scheme or similar arrangement for the time being adopted by the Company for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the Company; or

                 (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution and the said approval shall be limited accordingly;

         (c) for the purposes of this resolution, "Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

                 (i) the conclusion of the next annual general meeting of the Company;

                 (ii) the expiration of the period within which the next annual general meeting is required by the Bye-laws of the Company or the Companies Act 1981 of Bermuda or any other applicable law to be held; and

                 (iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

         (d) for the purposes of this resolution, "Rights Issue" means an offer of shares for a period fixed by the Directors to shareholders on the register of members of the Company on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange)."

5. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"THAT

         (a) subject to paragraph (b) of this resolution, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as defined in paragraph (c) of this resolution) of all the powers of the Company to purchase issued shares in the capital of the Company, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (as amended from time to time) or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong, be and is hereby generally and unconditionally approved;

         (b) the aggregate nominal amount of shares in the capital of the Company which may be purchased by the Company pursuant to the authority contained in paragraph (a) of this resolution, shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution, and the said approval shall be limited accordingly; and

         (c) for the purposes of this resolution, "Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

                 (i) the conclusion of the next annual general meeting of the Company;

                 (ii) the expiration of the period within which the next annual general meeting is required by the Bye-laws of the Company or the Companies Act 1981 of Bermuda or any other applicable law to be held; and

                 (iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

6. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"THAT subject to the passing of resolution number 4 (the "General Mandate Resolution") and resolution number 5 (the "Repurchase Mandate Resolution"), each as set out in the notice convening this Meeting, the general mandate to allot and issue shares granted to the directors of the Company (the "Directors") under the General Mandate Resolution shall be and is hereby extended by the addition to the aggregate nominal amount of shares in the capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the General Mandate Resolution of an amount representing the aggregate nominal amount of shares in the capital of the Company purchased by the Company pursuant to the authority granted to the Directors under the Repurchase Mandate Resolution provided that such amount so added shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution."

By Order of the Board

LO KIN HANG, BRIAN
Company Secretary

Hong Kong, 12 April 1997

Notes:

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, the form of proxy must be deposited with the Company's branch share registrars in Hong Kong, Tengis Limited of 1601 Hutchison House, 10 Harcourt Road, Hong Kong, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or other authority, not less than 48 hours before the time appointed for the meeting or adjourned meeting (as the case may be).

3. The registers of members of the Company will be closed from Thursday, 15 May 1997 to Tuesday, 20 May 1997, both dates inclusive, during which period no transfers of shares can be registered.

4. A circular containing an explanatory statement which provides further details as regards resolution number 5 above will be sent to shareholders shortly together with the 1996 Annual Report.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.




                                        APT SATELLITE HOLDINGS LIMITED



Date:  May 7, 1997                     By   /s/ QIN SHEN
                                          -------------------------------------
                                                        (Signature)
                                       Name:    Qin Shen
                                       Title:   Director and Vice President